Thornburg Florida Intermediate Municipal Fund

INDEX COMPARISON

Compares performance of Intermediate Florida Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, February 1, 1994 to September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were AA and AA+, respectively, and the weighted average portfolio maturities of the Index and the Fund were 9.5 years and 8.6 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

Class A
Average Annual Total Returns (at max. offering price)
(periods ended 9/30/00)

One Year:	2.11%
Five Years:	4.12%
From Inception (2/1/94):	4.15%

